Exhibit 99.2

Borr Drilling Limited Announces Second Quarter 2026 Results

Hamilton, Bermuda, August 11, 2026: Borr Drilling Limited (NYSE and OSE: BORR) (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three and six months ended June 30, 2026.

Highlights

•	Second Quarter total operating revenues of $232.3 million, a decrease of $14.7 million or 6% compared to the first quarter of 2026.
•
Second Quarter net loss of $241.4 million compared to net loss of $29.0 million in the first quarter of 2026, primarily driven by a $176.3 million debt extinguishment charge related to the refinancing of our senior secured notes due 2028 and 2030 and convertible bonds due 2028.

•	Second Quarter Adjusted EBITDA[1] of $43.8 million, a decrease of $44.7 million or 51% compared to the first quarter of 2026.
•	Refinanced substantially all existing debt through the issuance of senior secured notes due 2032 and 2034 and convertible notes due 2033, extending debt maturities and reducing financing costs.
•	Amended super senior revolving credit facility, increasing the commitments to $250.0 million, reducing the margin, extending the maturity date, and further strengthening liquidity.
•	Subsequent to quarter end, completed the acquisition of five premium jack-up rigs via new 50/50 joint venture for a total purchase price of $287 million.
•	Year-to-date 2026, the Company has been awarded 21 contract commitments, representing approximately 4,350 days and $541 million of Dayrate Equivalent Backlog[2].

Chief Executive Officer Bruno Morand commented:

“Our operational performance in the second quarter of 2026 resulted in technical utilization of 98.4% and economic utilization of 96.4%. Revenue for the period was $232.3 million, as the average number of rigs operating declined from 22.4 in Q1 to 21.2 in Q2.

Second Quarter Adjusted EBITDA was $43.8 million, a decline of $44.7 million compared with Q1. The sequential decrease was primarily driven by four factors. First, we incurred additional preparation work and regulatory approval activities for the Odin ahead of its contract in the U.S., with $22.5 million of operating expenses during the quarter, a $11.1 million quarter-on-quarter increase. Second, six rigs were transitioning between contracts during the quarter, leading to reduced revenue; however, this impact is now largely behind us as these rigs have now commenced their contracts. Third, the conflict in the Middle East drove incrementally higher insurance and fuel costs, with fuel costs also impacted by the rigs transitioning contracts, which together resulted in a $7.3 million quarter-on-quarter increase in rig operating expenses. Finally, we also recognized $10.8 million of credit losses related to a former customer in West Africa, an increase of $4.8 million compared to the prior quarter. Following this additional provision, we carry no net receivables from this customer on our balance sheet.

Contract preparation for the Odin took longer than anticipated with regulatory approvals received in mid-July. In light of operating constraints during the hurricane season, we agreed with our customers to revise the rig’s deployment sequence to improve overall operating efficiency. The Odin is currently preparing to mobilize to its first location, where it will commence the previously announced two-well firm contract with an undisclosed customer. Upon completion of this contract, the rig is expected to transition directly to Cantium. We are disappointed with the delays for the Odin, and the initial start-up requirements were greater than we would typically expect when entering a new market. This resulted in higher cost and delays in revenue.

1 The Company presents Adjusted EBITDA, which is a financial measure calculated on a basis other than in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We define Adjusted EBITDA as net loss, adjusted for: depreciation of non-current assets; other non-operating income; loss from equity method investments; total financial expenses, net; and income tax expense. We believe that Adjusted EBITDA improves the comparability of period-to-period results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs, contractual commitments, taxes, working capital or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP. For a reconciliation of Adjusted EBITDA to Net (loss) / income, please see the last page of this report.

2 The Company defines “Dayrate Equivalent Backlog” as the maximum potential contract drilling dayrate revenue that can be earned from a drilling contract based on the contracted operating dayrate. Dayrate Equivalent Backlog includes (i) firm commitments for contract drilling services represented by definitive agreements, including binding letters of award and letters of intent, (ii) bareboat charter revenue adjusted to a dayrate-equivalent basis and (iii) revenue resulting from mobilization and demobilization fees, and includes such backlog from joint venture operations.

1

The elevated rig transition activity experienced during Q2 is now substantially complete. The Idun, Gunnlod, Skald, Sif, Natt and Prospector 5, which were transitioning into or between contracts during the quarter, are now fully operational. Together with the commencement of the Odin contract, we expect to average approximately 23 active rigs during Q3. Based on this projected activity level, we expect Adjusted EBITDA for Q3 to improve significantly from the second quarter.

Since the last earnings report, we have secured eight contract commitments, representing over 2,100 days of additional firm work. 2026 contract coverage is now at 73% at an average dayrate of approximately $134,000 per day with coverage in the second half of the year of 70%.

During the quarter, we successfully refinanced substantially all of our debt through the issuance of $300 million of convertible notes and $2,035 million of senior secured notes, while also upsizing our super senior RCF to $250 million. These transactions extended our maturities, reduced financing costs, and further strengthened our liquidity.

Subsequent to quarter end, our 50/50 joint venture with our long-term Mexican well construction partner completed the purchase of five premium jack-ups from Fontis at an attractive valuation and with limited equity committed. Currently, three of these rigs are contracted, with two of them operating and the third expected to commence operations later in Q3 2026. Our focus now is deploying the remaining rigs and converting the opportunity pipeline into contracted work.

In closing, the Middle East conflict has reduced near-term visibility, delaying tenders, contract start dates, and the region’s recovery. This uncertainty is also affecting several other offshore markets, though not all, making it difficult to provide a crisp outlook for our activity. What is clear, however, is that the prolonged disruption in the Strait of Hormuz has driven global inventories to exceptionally low levels. Rebuilding those inventories, even under a moderate demand outlook, will require sustained production drilling, both onshore and offshore. We therefore expect the market to strengthen as stability returns. Our priorities are clear: deploy our expanded premium jack-up fleet, use its scale and quality to navigate changing market conditions, and deliver value to shareholders as the cycle improves.”

Management Discussion and Analysis

The discussion below compares the unaudited results for the second quarter of 2026 to the unaudited results of the first quarter of 2026.

(In $ million)	Q2 2026	Q1 2026	Change ($)	Change (%)
Total operating revenues	232.3	247.0	(14.7)	(6)%
Total operating expenses	(232.1)	(201.0)	(31.1)	(15)%
Operating income	0.3	46.0	(45.7)	(99)%
Other non-operating income	6.0	—	6.0	100%
Total financial expenses, net	(236.5)	(62.7)	(173.8)	(277)%
Net loss	(241.4)	(29.0)	(212.4)	nm [3]
Adjusted EBITDA	43.8	88.5	(44.7)	(51)%

Cash and cash equivalents	223.6	246.0	(22.4)	(9)%
Total equity	961.6	1,197.2	(235.6)	(20)%

Three months ended June 30, 2026 compared to three months ended March 31, 2026

Total operating revenues were $232.3 million for the second quarter of 2026, a decrease of $14.7 million or 6% compared to the first quarter of 2026. Total operating revenues for Q2 consisted of $187.7 million in dayrate revenue, $32.9 million in bareboat charter revenue and $11.7 million in management contract revenue.

The overall decrease in total operating revenue was primarily a result of the $21.8 million decrease in dayrate revenue, partially offset by the $6.3 million increase in bareboat charter revenue, in comparison to the prior quarter. The decrease in dayrate revenue was primarily due to the decrease in the number of operating days and the average dayrates for the Idun, Gunnlod and Skald, a decrease in recognition of mobilization and demobilization revenue for the Vali as the amortization period ended in March 2026, and a decrease in the number of operating days for the Groa. These decreases were offset by an increase in recognition of mobilization and demobilization revenue for the Grid. The increase in bareboat charter revenue was primarily due to an increase in the number of operating days.

3 Not meaningful

2

Total operating expenses for the second quarter of 2026 were $232.1 million, an increase of $31.1 million compared to the first quarter of 2026, primarily due to a $30.4 million increase in rig operating and maintenance expenses. The increase in rig operating and maintenance expenses were primarily attributable to the Odin, which incurred $22.5 million of costs during the quarter, an increase of $11.1 million compared to the prior quarter, primarily related to preparations for its upcoming contract in the U.S., including significant repair and maintenance activities. In addition, the increase is due to costs associated with a higher number of operating days for the Grid, including amortization of deferred costs, an increase in expenses related to the five rigs acquired in January 2026, and an increase in the provision for credit losses.

During the second quarter of 2026, the Company recognized $10.8 million of credit losses related to a former customer in West Africa, an increase of $4.8 million compared to the prior quarter. Following the additional provision recognized during the quarter, the receivable from this customer was fully provided for, resulting in net zero receivable balance on the Company’s balance sheet as at June 30, 2026.

Total operating expenses during the second quarter of 2026 also included a $5.1 million increase in fuel costs due to higher fuel prices and rigs transitioning between contracts and a $2.2 million increase in insurance costs related to the ongoing conflict in the Middle East.

Included in total operating revenues for the second quarter of 2026 is $16.4 million in reimbursable revenues, and included in total operating expenses is $10.1 million in reimbursable expenses.

Other non-operating income for the second quarter of 2026 of $6.0 million relates to compensation received to remove certain operating restrictions associated with the sale of a rig in a prior period, with no comparable income in the first quarter of 2026.

Total financial expenses, net, for the second quarter of 2026 were $236.5 million, an increase of $173.8 million compared to the first quarter of 2026. The overall increase was primarily due to a $176.3 million loss on the extinguishment of the senior secured notes due 2028 and 2030 (the “Original Notes”) and the partial extinguishment of our convertible bonds due 2028 (the “2028 Convertible Bonds”). The total loss on debt extinguishment consists of $123.7 million in redemption premium payments and $52.6 million from the derecognition of the unamortized portion of debt premiums, discounts and deferred finance charges, associated with the respective extinguished facilities.

Net loss for the second quarter of 2026 was $241.4 million, an increase in loss of $212.4 million compared to $29.0 million net loss for the first quarter of 2026.

Adjusted EBITDA for the second quarter of 2026 was $43.8 million, a decrease of $44.7 million compared to the first quarter of 2026.

Liquidity and Cash Flows

The Company’s cash and cash equivalents as of June 30, 2026 were $223.6 million, compared to $246.0 million as of March 31, 2026. In addition, the Company had $250.0 million of undrawn and available borrowings under its revolving credit facility, resulting in total liquidity of $473.6 million at the end of the quarter.

Net cash used in operating activities for the second quarter of 2026 was $21.8 million. This includes $115.8 million of cash interest payments and $15.1 million of income taxes paid.

Net cash used in investing activities for the second quarter of 2026 was $2.3 million related to $8.3 million additions to jack-up drilling rigs, primarily related to long-term maintenance costs and capital additions for drilling equipment, partially offset by $6.0 million of proceeds received for the release of operating restrictions for a rig sold in a prior period.

Net cash provided by financing activities for the second quarter of 2026 was $1.8 million as a result of $2,291.3 million in debt proceeds, net of issuance costs, including $1,999.3 million related to the New Notes (as defined below) and $292.0 million related to the issuance of the 2033 Convertible Notes (as defined below), and $3.6 million of proceeds from employees exercising share options. This was offset by $2,293.1 million cash used for the extinguishment of debt, including $2,070.4 million related to the Original Notes and $222.7 million related to the partial extinguishment of the 2028 Convertible Bonds.

3

Financing and Corporate Developments

Fontis Acquisition

In July 2026, subsequent to quarter-end, BC Ventures Limited (“BC Ventures”), a 50/50 joint venture between the Company and its long-term well construction partner in Mexico, completed the previously announced acquisition of five premium jack-up rigs from Fontis Finance Ltd. for a total purchase price of $287.0 million (the “Fontis Acquisition”). Under the Fontis Acquisition, BC Ventures acquired the rig-owning entities of two Friede & Goldman JU-2000E design rigs (Oberon and Titania FE) and three LeTourneau Super 116-C design rigs (Courageous, Defender, and Intrepid). These five rigs are currently located in Mexico. BC Ventures financed the Fontis Acquisition through (i) a $237 million non-recourse seller’s credit and (ii) a $25 million cash contribution from each of the Company and its local partner. The seller’s credit, which matures in January 2029, is an obligation of BC Ventures and its subsidiaries and is secured by, among other things, a first priority lien on the five acquired jack-up rigs.

Debt

In April 2026, the Company issued, at par, $300.0 million aggregate principal amount of 3.50% convertible notes due 2033 (the “2033 Convertible Notes”). In connection with this issuance, the Company repurchased and cancelled $195.2 million aggregate principal amount of the 2028 Convertible Bonds.

In June 2026, certain subsidiaries of the Company issued, at par, $2,035.0 million aggregate principal amount of senior secured notes in two series, consisting of (i) $1,100.0 million aggregate principal amount of 8.750% senior secured notes due in 2032 (the “2032 Notes”) and (ii) $935.0 million aggregate principal amount of 9.000% senior secured notes due in 2034 (the “2034 Notes”, and together with the 2032 Notes, the “New Notes”). Interest on the New Notes is payable semi-annually, beginning January 2027. The New Notes amortize at a rate equal to 5.00% of the original principal amount per annum, payable semi-annually at a price equal to 102.5%, beginning July 2027. The proceeds from the issuance of the New Notes in June 2026 were primarily used to redeem or repurchase the Original Notes in full.

In June 2026, the Company entered into an amendment and restatement agreement for its super-senior secured revolving credit facility (the “SSRCF”) to, among other things, increase the commitments to $250.0 million, reduce the margin to 3.00% per annum (subject to certain adjustments) and extend the maturity date to the earlier of (i) June 11, 2031 and (ii) six months prior to the final maturity date of the 2032 Notes. In June 2026, in connection with the amendment and restatement of the SSRCF, the Company cancelled its $34.0 million senior secured revolving credit facility.

As of June 30, 2026, the Company had debt outstanding in principal amount of $2,529.2 million, consisting of (i) $1,100.0 million aggregate principal amount of the 2032 Notes, (ii) $935.0 million aggregate principal amount of the 2034 Notes, (iii) $300.0 million aggregate principal amount of the 2033 Convertible Notes, (iv) $44.2 million aggregate principal amount of the 2028 Convertible Bonds, and (v) a $150.0 million seller’s credit due 2032.

As of June 30, 2026, the Company had undrawn and available borrowings of $250 million under the SSRCF.

Equity

The Company’s issued share capital as of June 30, 2026 was $31.6 million divided into 315,400,000 shares with a par value of $0.10 per share. The Company’s outstanding shares as of June 30, 2026 was 308,512,741, and the number of authorized shares is 365,000,000.

On May 21, 2026, the Company up-listed its shares from the Euronext Growth Oslo to the main market on the Euronext Oslo Børs (“OSE”) under the ticker “BORR”. The Company’s primary listing continues to be on the New York Stock Exchange.

4

Fleet, Operations and Contracts

The Company’s wholly owned fleet consists of 29 modern jack-up rigs, all built after 2008, in addition to five jointly owned modern jack-up rigs since July 2026.

As of the date of this report, 24 of our 29 rigs are either contracted or committed: six in Southeast Asia, four in the Middle East & North Africa, five in West Africa, two in Europe and seven in the Americas.

Since the publication of our first quarter 2026 report, the Company has secured eight new contract commitments and extensions for the rigs Galar, Gerd, Gersemi, Gunnlod, Idun, Mist and Prospector 1.

In Southeast Asia, the Idun received two separate awards. First, a one-well contract with an undisclosed operator in Vietnam, which commenced in July 2026 and has an estimated duration of 60 days. Additionally, in Vietnam, the Idun received a one-well commitment from HLHV JOC, with an estimated duration of 30 days, to commence in direct continuation of the aforementioned contract.

The Mist received a binding letter of award from Sarawak Shell Berhad in Malaysia. The campaign is expected to commence in October 2026 and has an estimated duration of 45 days.

Additionally, in Southeast Asia, the Gunnlod secured a contract with PVEP-NCS in Vietnam. The six-well firm campaign is expected to commence in August 2026 and has an estimated duration of eight months, keeping the rig committed until April 2027. The contract also includes two one-well unpriced options with an aggregate duration of approximately 110 days.

In West Africa, the Gerd received a one-well extension with Foxtrot in Ivory Coast. The well has an anticipated duration of 45 days, keeping the rig committed through March 2027.

In Europe, the Prospector 1 received a two-well contract extension from ONE-Dyas. The extension has an estimated duration of approximately seven months, keeping the rig committed until April 2027. In addition, ONE-Dyas has three one-well options available, with an estimated aggregate duration of 210 days.

In the Americas, the Galar and Gersemi have received two-year extensions, keeping each rig committed through May 2030.

These new commitments cover a combined duration of more than 2,100 days and represent approximately $267 million in Dayrate Equivalent Backlog.

Year to date 2026, the Company has been awarded 21 contract commitments, representing approximately 4,350 days and $541 million of Dayrate Equivalent Backlog4.

The Company’s total Dayrate Equivalent Backlog4 was $1.04 billion as of June 30, 2026 and is $1.13 billion as of the date of this report.

For more details on our rig contracting, please refer to our Fleet Status Report issued in connection with this report.

The technical utilization for our working rigs was 98.4% in the second quarter of 2026, and the economic utilization was 96.4%.

Market

According to Petrodata by S&P Global, the marketed utilization for jack-up rigs globally stood at 87.4% at June 30, 2026, a decrease of 0.5 percentage points from March 31, 2026. The marketed utilization for the modern jack-up fleet (rigs built after 2000) was 90.1% at June 30, 2026, and currently stands at 91.7%.

4 The Company defines “Dayrate Equivalent Backlog” as the maximum potential contract drilling dayrate revenue that can be earned from a drilling contract based on the contracted operating dayrate. Dayrate Equivalent Backlog includes (i) firm commitments for contract drilling services represented by definitive agreements, including binding letters of award and letters of intent, (ii) bareboat charter revenue adjusted to a dayrate-equivalent basis and (iii) revenue resulting from mobilization and demobilization fees, and includes such backlog from joint venture operations.

5

As of the date of this report, 11 newbuild rigs remain under construction and they account for 2.5% of the global marketed jack-up fleet. However, we expect that few of these rigs will join the marketed fleet in the near future due to many of these being in the early stages of construction and the ongoing supply chain challenges.

Risks and uncertainties 5

Borr Drilling is exposed to a number of risks related to the Company’s financial position, operations and the industry in which it operates.

Uncertainty persists in the market and oil benchmark prices are expected to remain volatile in light of, among other factors, the implementation of tariffs and potential further tariffs, oversupply and the current global economic uncertainty and geopolitical events affecting supply and demand including the conflict in the Middle East. Geopolitical unrest and any expansion or increase of trade tensions, may result in oil supply disruptions and cause further volatility in commodity prices. We remain subject to risks relating to the volatility of our industry and the risk that demand and dayrates could decline further.

Demand for jack-up rigs may not remain at current levels, and may decline. In 2025, we received notices of temporary suspensions for certain rigs, and while most of the suspended rigs have since recommenced operations, any future suspensions or decline in demand for services of jack-up rigs could have a negative effect on the Company. The acquisition of the five rigs from Noble Corporation in January 2026 and the further five rigs acquired in July 2026 through our 50/50 joint venture has increased the size of our owned and jointly-owned fleet and the risks we face including the risk of a decline in demand. In addition, our business is subject to supply chain constraints and inflationary pressure, which impact the cost base in our industry, including personnel costs, and the prices of goods and services required to operate rigs.

We are subject to risks relating to our indebtedness, including risks relating to our ability to meet the financial covenants in our revolving credit facilities, risks relating to covenant limitations and the interest and other payments due on our secured notes and convertible bonds, including amortization requirements under our New Notes and other risks relating to our significant levels of indebtedness, including the risk that we may not be able to refinance our debt as it matures.

Conference call

A conference call and webcast is scheduled for 09:00 New York time (15:00 CEST) on Wednesday, August 12, 2026 and participants are encouraged to dial in 10 minutes before the start of the call. Further details can be found in the Investor Relations section on the Company’s website, www.borrdrilling.com.

Forward looking statements

This announcement and related discussions include forward looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “priority”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “likely”, “aim”, “plan”, “guidance”, “outlook”, the negative of such terms, and similar expressions and include statements regarding industry trends and market outlook, the expected impact of new accounting pronouncements, expectations about Adjusted EBITDA in Q3, expectations about rig mobilizations, contracting and the start date of rig contracts, the duration of rig contracts and options, supply/demand expectations, statements about the state of the jack-up rig and oil industry, our expectations about increased activity and dayrates, including associated oil price developments and associated timing, and our expectations about the impact of the Middle East conflict, Dayrate Equivalent Backlog, contractual commitments, contract coverage, expected number of rigs in operation, tender activity and expected contracting, customer activity and contracting opportunities, market conditions, our expectation that the market will strengthen as stability returns, statements about the global jack-up fleet, including the number of rigs contracted and available and expected trends in the global fleet, including expected new deliveries and the number of rigs under construction and expectations as to when such rigs will join the global fleet, statements about the five-rig acquisition in the Fontis Acquisition, and statements made under “Market” and “Risk and uncertainties” above, and other non-historical statements.

5 This Risks and uncertainties section is not a complete discussion of the risks the Company faces. See “Risk Factors” in the Company’s most recent Annual Report Form 20-F; this discussion does not and does not purport to update that section of the annual report.

6

These forward-looking statements are based upon current estimates, expectations, beliefs and various assumptions, many of which are based, by their nature, uncertain information and are subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause our actual financial results, level of activity, performance, financial position, liquidity or achievements to differ materially from those expressed or implied by these forward-looking statements, including risks relating to our business and industry, including relating to industry conditions, the risk that our actual results of operations in current or future periods differ materially from expected trends in results discussed herein, the timing of payments to us and the risk of delays in payments or receivables to our joint ventures and payments from our joint ventures to us, the risk that our customers do not make required payments to us or otherwise comply with their contractual obligations, including the risk that we may not be able to recover amounts due from our customers or that customers may not be able to continue to comply with contracts with us, the risk of customers becoming subject to sanctions, risks relating to geopolitical events and inflation, risks relating to global economic uncertainty and energy commodity prices, risks relating to contracting, including our ability to convert commitments, LOIs and LOAs into contracts, the risk of contract suspension or termination, the risk that options will not be exercised, the risk that backlog will not materialize as expected, risks relating to the operations of our rigs, risks relating to dayrates and duration of contracts and the terms of contracts and the risk that we may not enter into contracts or that contracts are not performed as expected, risks relating to contracting our most recently acquired rigs and other available rigs including the five rigs acquired from Noble Corporation and the five rigs acquired through a joint venture in respect of the Fontis Acquisition, and other risks related to such acquisitions, risks relating to market trends, including tender activity, risks relating to customer demand and contracting activity and suspension or termination of operations, including as a result of customers becoming subject to sanctions, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our secured notes maturing in 2032 and 2034, our convertible bonds due 2028 and due 2033, our seller’s credit with Noble Corporation due 2032 and debt under our revolving credit facilities and risks relating to our other payment obligations on these debt instruments including interest, amortization, risks relating to our ability to comply with covenants under our revolving credit facilities and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay cash distributions and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such cash distributions or repurchase shares and the risk that we may not complete our share repurchase program in full, and risks relating to the amount and timing of any cash distributions we declare, risks relating to future debt financings including the risk that future financings may not be completed when required and risks relating to the terms of any refinancing, including risks related to dilution from any future offering of shares or convertible bonds, risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risks relating to military actions and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with and submissions to the U.S. Securities and Exchange Commission.
These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Oslo Børs since May 21, 2026 under the ticker “BORR”. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com.

Responsibility Statement

We confirm that, to the best of our knowledge, the interim consolidated financial statements for the first half year of 2026, which have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of its operations. To the best of our knowledge, the interim report for the first half year of 2026 includes a fair review of important events that have occurred during the period and their impact on the interim consolidated financial statements, the principal risks and uncertainties for the remaining half of 2026, and major related party transactions.

7

August 11, 2026

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Patrick Schorn (Executive Chairperson)
Daniel Rabun (Lead Independent Director)
Tor Olav Trøim (Director)
Alexandra Kate Blankenship (Director)
Jeffrey Currie (Director)
Neil Glass (Director)
Thiago Mordehachvili (Director)
Mi Hong Yoon (Director)

Questions should be directed to:
Magnus Vaaler: CFO, +44 1224 289208

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UNAUDITED NON GAAP MEASURES AND RECONCILIATION

A reconciliation of net loss attributable to shareholders to Adjusted EBITDA is as follows:

(in US$ millions)	Q2 2026	Q1 2026
Net loss attributable to shareholders	(241.4)	(29.0)
Depreciation of non-current assets	43.5	42.5
Other non-operating income	(6.0)	—
Loss from equity method investments	0.3	1.2
Interest income	(1.7)	(1.7)
Interest expense	236.4	63.2
Foreign exchange loss, net	0.7	0.6
Other financial expenses	1.1	0.6
Income tax expense	10.9	11.1
Adjusted EBITDA	43.8	88.5

9

BORR DRILLING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the six months ended
(In $ millions, except per share data)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Operating revenues
Dayrate revenue	187.7	238.5	397.2	440.7
Bareboat charter revenue	32.9	20.3	59.5	27.9
Management contract revenue	11.7	8.9	22.6	15.7
Total operating revenues	232.3	267.7	479.3	484.3

Gain on disposals	0.1	—	0.1	0.4

Operating expenses
Rig operating and maintenance expenses	(175.1)	(122.2)	(319.8)	(232.0)
Depreciation of non-current assets	(43.5)	(36.7)	(86.0)	(72.6)
General and administrative expenses	(13.5)	(12.3)	(27.3)	(23.4)
Total operating expenses	(232.1)	(171.2)	(433.1)	(328.0)

Operating income	0.3	96.5	46.3	156.7

Other non-operating income	6.0	—	6.0	—
Loss from equity method investments	(0.3)	(0.2)	(1.5)	(2.0)

Financial income (expenses), net
Interest income	1.7	0.5	3.4	1.1
Interest expense	(236.4)	(57.2)	(299.6)	(115.3)
Other financial (expenses) / income, net	(1.8)	0.3	(3.0)	(4.9)
Total financial expenses, net	(236.5)	(56.4)	(299.2)	(119.1)

(Loss) / income before income taxes	(230.5)	39.9	(248.4)	35.6
Income tax expense	(10.9)	(4.8)	(22.0)	(17.4)
Net (loss) / income attributable to shareholders	(241.4)	35.1	(270.4)	18.2
Total comprehensive (loss) / income attributable to shareholders	(241.4)	35.1	(270.4)	18.2

Basic (loss) / income per share	(0.79)	0.15	(0.88)	0.08
Diluted (loss) / income per share	(0.79)	0.14	(0.88)	0.08
Weighted-average shares outstanding - basic	307,391,018	238,907,129	307,653,974	241,134,285
Weighted-average shares outstanding - diluted	307,391,018	273,877,730	307,653,974	242,362,500

BORR DRILLING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2026	December 31, 2025
(In $ millions, except per share data)	Unaudited	Audited
ASSETS
Current assets
Cash and cash equivalents	223.6	379.7
Restricted cash	1.0	1.0
Trade receivables, net	192.5	191.8
Prepaid expenses	12.8	8.3
Deferred costs	27.5	29.3
Accrued revenue	108.2	132.9
Due from related parties	3.9	2.3
Other current assets	27.3	23.1
Total current assets	596.8	768.4

Non-current assets
Property, plant and equipment	1.8	2.0
Jack-up drilling rigs, net	3,036.5	2,742.7
Equity method investments	10.3	11.8
Other non-current assets	50.9	100.7
Total non-current assets	3,099.5	2,857.2
Total assets	3,696.3	3,625.6

LIABILITIES AND EQUITY
Current liabilities
Trade payables	61.6	33.8
Accrued expenses	89.1	76.0
Short-term accrued interest	21.0	31.2
Short-term debt	—	129.3
Short-term deferred revenue	21.6	24.2
Other current liabilities	42.4	56.2
Total current liabilities	235.7	350.7

Non-current liabilities
Long-term debt	2,485.3	2,021.0
Long-term deferred revenue	12.2	29.5
Other non-current liabilities	1.5	1.8
Total non-current liabilities	2,499.0	2,052.3
Total liabilities	2,734.7	2,403.0

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 365,000,000 (2025: 365,000,000) shares, issued 315,400,000 (2025: 315,400,000) shares and outstanding 308,512,741 (2025: 307,215,419) shares	31.6	31.6
Treasury shares	(6.4)	(18.1)
Additional paid in capital	519.6	521.9
Contributed surplus	1,919.0	1,919.0
Accumulated deficit	(1,502.2)	(1,231.8)
Total equity	961.6	1,222.6
Total liabilities and equity	3,696.3	3,625.6

BORR DRILLING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the six months ended
(In $ millions)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Cash flows from operating activities
Net (loss) / income	(241.4)	35.1	(270.4)	18.2
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Non-cash share-based compensation expense	2.2	2.6	4.8	6.0
Provision for credit losses	11.5	—	19.9	—
Depreciation of non-current assets	43.5	36.7	86.0	72.6
Other non-operating income	(6.0)	—	(6.0)	—
Amortization of deferred costs	11.7	14.5	22.1	24.7
Amortization of deferred revenue	(11.2)	(14.3)	(24.3)	(22.1)
Loss on debt extinguishment	176.3	—	176.3	—
Amortization of debt discount	1.1	1.7	2.8	3.4
Amortization of debt premium	(0.4)	(0.7)	(1.1)	(1.4)
Amortization of deferred finance charges	2.4	3.2	6.4	6.4
Non-cash financing fee	—	0.2	—	4.4
Loss from equity method investments	0.3	0.2	1.5	2.0
Deferred income tax	(1.2)	(5.5)	(1.0)	(6.0)
Change in assets and liabilities:
Amounts due from related parties	(2.7)	0.9	(1.6)	75.3
Trade payables and accrued expenses	27.0	8.0	45.7	(14.6)
Accrued interest	(58.8)	(45.3)	(6.6)	2.5
Other current and non-current assets	33.3	(60.7)	(18.9)	(42.2)
Other current and non-current liabilities	(9.4)	29.7	(9.3)	15.8
Net cash (used in) / provided by operating activities	(21.8)	6.3	26.3	145.0

Cash flows from investing activities
Purchase of property, plant and equipment	—	—	(0.3)	(0.1)
Proceeds from other non-operating activities	6.0	—	6.0	—
Additions to jack-up drilling rigs	(8.3)	(13.4)	(190.9)	(38.4)
Net cash used in investing activities	(2.3)	(13.4)	(185.2)	(38.5)

Cash flows from financing activities
Repayment of debt	(2,293.1)	(70.7)	(2,293.1)	(70.7)
Cash distributions paid	—	—	—	(4.7)
Debt proceeds, net of issuance costs	2,291.3	—	2,291.3	—
Purchase of treasury shares	—	—	—	(0.2)
Proceeds from exercise of share options	3.6	—	4.6	—
Net cash provided by / (used in) financing activities	1.8	(70.7)	2.8	(75.6)

Net (decrease) / increase in cash and cash equivalents and restricted cash	(22.3)	(77.8)	(156.1)	30.9
Cash and cash equivalents and restricted cash at the beginning of the period	246.9	171.2	380.7	62.5
Cash and cash equivalents and restricted cash at the end of the period	224.6	93.4	224.6	93.4

BORR DRILLING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the six months ended
(In $ millions)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Supplementary disclosure of cash flow information
Interest paid	(115.8)	(98.3)	(121.8)	(104.4)
Income taxes paid	(15.1)	(20.8)	(21.8)	(37.7)
Non-cash additions to jack-up drilling rigs financed by long-term debt	—	—	150.0	—
Non-cash offset of other current and non-current assets and jack-up rigs	1.2	(8.5)	2.8	(9.1)

	June 30, 2026	December 31, 2025
Cash and cash equivalents	223.6	379.7
Restricted cash	1.0	1.0
Total cash and cash equivalents and restricted cash	224.6	380.7